October 6, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC  20549
Attn:       Ms. Jennifer Monick
Senior Staff Accountant

Re:          NIC Inc.
Form 10-K for the year ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 2, 2011
File No. 0-26621

Dear Ms. Monick:

We are in receipt of your letter dated September 22, 2011, providing comments on NIC Inc.'s (the "Company" or “NIC”) Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarterly period ended June 30, 2011.  The Company’s detailed responses to the Staff’s comments are discussed below.  For your convenience, we have set forth below the Staff’s comments in regular typeface followed by the Company’s responses thereto in italics.

Form 10-K for the Year Ended December 31, 2010

Business

Government Contracts, page 6

1.
We note your table on page 6 disclosing your subsidiaries and their existing contracts.  In future Exchange Act periodic reports, please expand upon your disclosure of the contract expiration date to state the amount of historical revenues and the percentage of your total revenues covered by the expiring contracts.  In the alternative, please tell us why you would be unable to provide such information or such information would not be useful to investors.

Response: In response to this comment, the Company proposes making certain additional disclosures in future filings as described below. In order to place our response in perspective, we are also providing a discussion of relevant considerations regarding our current disclosure on customers along with a summary of prior disclosure changes we have made in response to prior Staff comments on this subject.

In determining the materiality of an uncertain future event, the Supreme Court has instructed that this determination is made by balancing the likelihood of the event occurring versus the magnitude of the event if it were to occur.  Basic v. Levinson, 485 U.S. 224, 250 (1988).  As to likelihood, we note that in the Company's history, it has never failed to secure a portal contract renewal and none of its government contracts has ever been terminated or materially renegotiated during the term of the contract.  Magnitude is addressed by Item 101(c)(1)(vii) of Regulation S-K which requires disclosure regarding individual customers only if the customer accounts for 10% or more of consolidated revenues.  As described below, the disclosure required by Item 101(c)(1)(vii) is currently being provided.  In addition, as described below, the Company previously expanded its government contract disclosure beyond that line item disclosure requirement in response to the Staff’s letter dated December 29, 2008 commenting on NIC’s Form 10-K for the year ended December 31, 2007 ("2008 Comment Letter").  The Company believes that its current expanded disclosure regarding its government contracts provides sufficiently detailed information for investors to make informed investment decisions regarding buying, selling or holding the Company's stock.

Securities and Exchange Commission
Division of Corporation Finance
October 6, 2011

The Company is currently party to 25 state portal contracts (23 as of December 31, 2010) and two federal contracts, and has recently been awarded new portal contracts in three other states (Maryland, New Jersey and Oregon) which have not yet fully deployed or become financially viable.  In compliance with Item 101(c)(1)(vii) of Regulation S-K, the Company disclosed in Item 1.  Business on page 9 and in Note 12 to the audited consolidated financial statements on page 73 of its 2010 Form 10-K its government contracts and significant customers that account for more than 10% of consolidated revenues.  Specifically, the Company disclosed that its portal operations in the state of Texas accounted for approximately 23% of the Company’s portal revenues and 22% of its consolidated revenues for the year ended December 31, 2010.  No other government contract accounted for more than 10% of portal or consolidated revenues in 2010, and aside from Texas, none of the contracts is expected to represent more than 10% of portal or consolidated revenues in 2011.  Nevertheless, the Company went beyond the disclosure required by Regulation S-K and disclosed in Item 1 on page 7 and in Item 1A on page 18 of its 2010 Form 10-K a list of its financially larger government contracts (10 contracts were listed) that could significantly reduce the Company’s revenues and profitability if one or more of the contracts was lost due to expiration, termination or failure to renew, and such contract was not replaced.

In response to the 2008 Comment Letter, the Company expanded disclosure in the table of government contracts in Item 1 to include the date that each contract expires in addition to the date the contract commenced.

Finally, in response to the 2008 Comment Letter, the Company expanded its disclosure under Item 101(c)(1)(ix) of Regulation S-K to include the number of contracts that can be terminated without cause at the election of the government and the percentage of the Company’s annual portal revenues represented by those contracts.  Specifically, the Company disclosed in Item 1 on page 7 and in Item 1A on page 18 the number of contracts that can be terminated without cause and the percentage of the Company’s annual portal revenues represented by those contracts.  The Company will expand upon this disclosure in Item 1 and in Item 1A in future Exchange Act periodic reports to include the number of contracts that are due to expire within the twelve month period following the balance sheet date and the percentage of the Company’s consolidated revenues represented by the expiring contracts, in the aggregate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

2.	Please tell us how your forecasts of 2011 portal gross profit percentage on page 40 and selling and administrative costs and depreciation on page 42 comply with Item 10(b)(3) of Regulation S-K.

Response:  The forecasts of the 2011 portal gross profit percentage disclosed on page 40, selling & administrative expense as a percentage of total revenues on page 41, and depreciation & amortization expense as a percentage of total revenues on page 42 of the Company’s 2010 Form 10-K are identical to the forecasts for those key financial metrics included in a press release announcing the Company’s fourth quarter and fiscal 2010 financial results and its fiscal 2011 financial outlook, which was furnished in a Form 8-K by the Company on February 3, 2011.

Securities and Exchange Commission
Division of Corporation Finance
October 6, 2011

We recognize that Item 10(b)(3) of Regulation S-K is applicable only when "management chooses to include its projections in a Commission filing."  In the future, the Company will disclose projections of financial performance (including the items referenced above) only in its press releases that will be furnished under Item 7.01 of Form 8-K, and will not disclose projections in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q or a current report on Form 8-K that is filed with the Commission.  However, in future Exchange Act periodic reports, the Company will to the extent material, add qualitative disclosure of current trends in Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations that will enhance an investor’s understanding of the Company’s annual outlook.

Liquidity, page 44

3.
We note your disclosure on page 45 that you paid roughly $35.5 million in dividends out of your available cash in 2010 while your cash flow from operations, as disclosed on page 51, was roughly $22 million.  In future Exchange Act periodic reports, to the extent that your dividends paid exceed your cash flows from operations, please expand your disclosure to discuss the sources of cash used for your dividend payment and the risk that such payment may not be sustainable in future periods.

Response: In future Exchange Act periodic reports, to the extent that dividends paid exceed cash flows from operations, the Company will expand its disclosure to discuss the sources of cash used for the dividend payment and the risk that such payment may not be sustainable in future periods, as applicable.

Financial Statements

Notes to Consolidated Financial Statements

8. Commitments and Contingencies

SEC Investigation, page 63

4.
We note your disclosure that your Chief Financial Officer has not reached a settlement with the SEC.  Regarding this litigation, it does not appear that you have disclosed in your financial statement footnotes:

(i)           the possible loss or range of loss; or
(ii)           a statement that an estimate of the loss cannot be made
ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.  Please advise or revise your disclosures beginning in the third quarter Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50.  In this regard, we do not believe that general boilerplate disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Response: In future Exchange Act periodic reports, beginning with the third quarter Form 10-Q, the Company will include all of the disclosures pursuant to paragraphs 1 and 3-5 of ASC 450-20-50 associated with the litigation referenced above.

Securities and Exchange Commission
Division of Corporation Finance
October 6, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

5.
We note your revenue growth for the six months ended June 30 slowed from 34% in 2010 to 10% in 2011 for your outsourced portals.  Given that your same-state revenue growth remained roughly the same for these periods, please tell us the cause of this negative trend in your revenue growth.  Please note that to the extent that you report key financial metrics, you should discuss material trends in those metrics in your MD&A.  Confirm that you will provide similar disclosure, as applicable, in future Exchange Act periodic reports.  See Item 303(a)(3)(ii) of Regulation S-K.

Response: As disclosed in Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s 2010 Form 10-K on page 38, the Company acquired the then-current portal management contracts for the state of Texas (collectively, the “Acquired Texas Contracts”) in the second quarter of 2009 (May 29, 2009 acquisition date).  The Acquired Texas Contracts expired on December 31, 2009, except certain Master Work Order projects will expire on August 31, 2012 and others will expire on August 31, 2014.  During the third quarter of 2009, the Company entered into a new contract with the state of Texas to manage the state’s official government portal (the “New Texas Contract”).  The New Texas Contract commenced on January 1, 2010 and runs through August 31, 2016.  As disclosed in Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-Q for the quarterly period ended June 30, 2010 on page 12, the majority of the 34% portal revenue growth for the six month period ended June 30, 2010 over the prior year period was attributable to the Texas portal and revenues from the New Texas Contract that were included in 2010 year-to-date results for the entire period, as compared to revenues from the Acquired Texas Contracts that were included in 2009 year-to-date results for only one month (from the May 29, 2009 acquisition date).  In future Exchange Act periodic reports, the Company will discuss material trends in key financial metrics that we report in our MD&A, as applicable, in accordance with Item 303(a)(3)(ii) of Regulation S-K.

As a point of clarification, same-state revenues, defined as revenues attributable to portals in operation and generating revenues for two full comparative periods, grew 9% for the six-month period ended June 30, 2011 compared to 7% for the six-month period ended June 30, 2010.  The Texas portal was not included in the calculation of same-state revenue growth for the six-month period ended June 30, 2010 because the portal was not in operation and generating revenue for the full six-month period ended June 30, 2009 (the Texas portal began generating revenue as of the May 29, 2009 acquisition date).  The Texas portal was included in the calculation of same-state revenue growth for the six-month period ended June 30, 2011, as the Texas portal generated revenues for two full comparative periods.

Securities and Exchange Commission
Division of Corporation Finance
October 6, 2011

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has further questions or comments after reviewing the Company's response to your letter, please do not hesitate to contact me directly at (913) 754-7007.

Very truly yours,

NIC INC.

/s/Stephen M. Kovzan
Stephen M. Kovzan
Chief Financial Officer

CC:	Harry H. Herington - Chief Executive Officer, NIC Inc.
William F. Bradley, Jr. – Chief Operating Officer and General Counsel, NIC Inc.
Stephen M. Ditman, PricewaterhouseCoopers LLP
John A. Granda, Stinson Morrison Hecker LLP